Mail Stop 6010

May 20, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

> **Re: NP Capital Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 12, 2008**
> **File No. 333-148155**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

The current status of our business…, page 7

1.   We note your response to comment 4. Please clarify in your risk factor, if true, that the 12-month term of your agreement with Bangkok Solar commences only on UL approval and that you are not sure when the panels will be UL approved.

Management's Discussion and Analysis of Plan of Operation, page 20

Liquidity and Capital Resources, page 23

2.   We note you have requested confidential treatment for the specific pricing terms
        under the Bangkok agreement. Disclose an estimate or range of the cost of your
        monthly purchase obligations under that agreement, assuming UL approval is
        received. Reconcile those obligations with the statement that your cash
        requirements over the next 12 months will be approximately $1,200,000. While
        you do not have to disclose exact amounts in view of your application for
        confidential treatment, additional disclosure is warranted. Also discuss how you
        intend to fund the purchases.

Recent Financings and Events, page 24

3.   You disclose that UL approval is anticipated for April 15, 2008. Please reconcile
        this statement with your changes on page 25 in response to prior comment 4.

Business, page 26

Overview, page 26

4.   Please reconcile your statement in the fifth paragraph in this section indicating
        that you expect to generate revenues in spring of 2008 with your statement in the
        final paragraph in this section where you disclose that you are not sure when the
        solar panels will be UL approved.

5.   Clarify whether the annual $1.75 million estimate includes your anticipated
        payments under the Bangkok Solar agreement, and, if so, explain to us
        supplementally how you calculated that amount.

Certain Relationships and Related Transactions, page 35

6.   Review this section for accuracy since some of the disclosure is inconsistent with
        other disclosure in your filing. Also, all amounts paid during fiscal year 2006 and
        2007 to named executive officers for all compensation and consulting services
        should be included in your summary compensation table. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 37

7.   We note that in the last sentence in footnote (2) you indicate that only shares exercisable within 60 days of April 22, 2008 have been included in the table. Please update your table so that it is not only current but also consistent with your disclosure in the first paragraph in this section, which states that the table is current as of May 8, 2008.

Exhibit 4.3

8.   Refile the exhibit, marking it as previously requested to show where pricing terms and percentages have been removed and clearly stating that the confidential information has been filed separately in connection with a confidential treatment request, as described in section II.D.5 of Staff Legal Bulletin No. 1 (February 28, 1997).

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen M. Fleming, Esq.
        Law Offices of Stephen M. Fleming, PLLC